Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-203477

May 15, 2015

Baozun Inc.

Baozun Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408. You may also access the Company’s most recent prospectus dated May 15, 2015, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on May 15, 2015, or Amendment No.  3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1625414/000119312515189383/d831334df1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated May 8, 2015. All references to page numbers are to page numbers in Amendment No. 3.

“Prospectus Summary—Summary Consolidated Financial and Operating Data—Consolidated Statement of Operations Information”

The “Total operating expenses” in the Consolidated Statement of Operations Information table on page 12 has been amended to read as follows:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2012	2013	2014		2014	2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Total operating expenses	(998,859)	(1,562,821)	(1,641,276)	(264,763)	(267,459)	(474,449)	(76,536)

“Prospectus Summary—Summary Consolidated Financial and Operating Data—Consolidated Balance Sheet Information” and “Selected Consolidated Financial and Other Data—Consolidated Balance Sheet Information”

The “Shareholder’s equity/(deficit)” in the Consolidated Balance Sheet Information table on page 14 and page 70, respectively, has been amended to read as follows:

	As of December 31,				As of March 31,
	2012	2013	2014		2015
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
							Pro forma(1)		Pro forma as adjusted(2)
	(in thousands, except per share and per ADS data and number of shares)
Shareholder’s equity/(deficit)	(144,630)	(232,375)	(322,229)	(51,981)	(339,967)	(54,843)	486,650	78,504	1,286,423	207,521

“Risk Factors—Risks Related to This Offering”

The second sentence of the risk factor headed “As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.” on page 46 has been amended to read as follows:

As a result, you will experience immediate and substantial dilution of approximately US$8.80 per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma as adjusted net tangible book value per ADS as of March 31, 2015, after giving effect to this offering, and the assumed public offering price of US$13.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus.

The risk factor headed “Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests” on page 48 has been removed in its entirety.

“Capitalization”

The third bullet point on page 57 has been amended to read as follows:

•	on a pro forma as adjusted basis to reflect (i) the redesignation of 9,410,369 ordinary shares held by Jesvinco Holdings Limited, which is wholly owned by Mr. Vincent Wenbin Qiu, and 3,890,369 ordinary shares held by Casvendino Holdings Limited, which is wholly owned by Mr. Junhua Wu, into 13,300,738 Class B ordinary shares on a one-for one-basis upon the completion of this offering; (ii) the redesignation of all of the remaining ordinary shares and the automatic conversion and redesignation of all of our issued and outstanding Series A, B, C1, C2 and D convertible redeemable preferred shares as of March 31, 2015 into 84,640,163 Class A ordinary shares upon the completion of this offering; and (iii) the issuance and sale by us of 33,000,000 Class A ordinary shares represented by 11,000,000 ADSs offered in this offering at the assumed public offering price of US$13.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further assuming no exercise by the underwriters of the over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The capitalization table on page 58 has been amended to read as follows to present Class A ordinary shares and Class B ordinary shares as separate line item:

	As of March 31, 2015
	Actual		Pro forma(1)		Pro forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Series A convertible redeemable preferred shares (US$0.0001 par value, 19,622,241 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma basis)	57,572	9,287	—	—	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value, 26,532,203 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma basis)	208,082	33,567	—	—	—	—
Series C1 convertible redeemable preferred shares (US$0.0001 par value, 29,056,332 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma basis)	367,629	59,305	—	—	—	—
Series C2 convertible redeemable preferred shares (US$0.0001 par value, 1,925,063 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma basis)	37,630	6,070	—	—	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value, 7,504,324 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma basis)	155,704	25,118	—	—	—	—
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized
Ordinary shares—28,058,820 issued and outstanding on an actual basis	17	3	—	—	—	—
Class A ordinary shares—99,398,245 shares issued and outstanding on a pro forma basis, and 132,398,245 shares issued and outstanding on a pro forma as adjusted basis	—	—	62	10	82	13
Class B ordinary shares(2)—13,300,738 shares issued and outstanding on a pro forma basis and pro forma as adjusted basis	—	—	8	1	8	1
Equity/(deficit):
Additional paid in capital(3)	—	—	826,564	133,339	1,626,317	262,353
Accumulated deficit	(341,138)	(55,031)	(341,138)	(55,031)	(341,138)	(55,031)
Accumulated other comprehensive income	1,154	185	1,154	185	1,154	185

Total equity/(deficit)(3)	(339,967)	(54,843)	486,650	78,504	1,286,423	207,521

Total capitalization(3)	486,650	78,504	486,650	78,504	1,286,423	207,521

(1)	The pro forma and pro forma as adjusted information discussed above is illustrative only. Our total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. Pro forma as adjusted numbers assumes that the underwriters will not exercise their option to purchase additional ADSs.
(2)	Upon any transfer of a Class B ordinary share by its holder to any person who is not an Affiliate (as defined in our fourth amended and restated memorandum and articles of association) of such holder, such Class B ordinary share shall automatically and immediately convert into one Class A ordinary share. Class B ordinary shares may be converted into an equal number of Class A ordinary shares at any time at the election of the holder of the Class B ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.
(3)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would increase (decrease) each of additional paid-in capital, total equity and total capitalization by US$10.2 million.

“Dilution”

The first three paragraphs on page 59 has been amended to read as follows:

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders. Our net tangible book value is determined by subtracting the value of our intangible assets, total liabilities and convertible redeemable preferred shares from our total assets.

Our net tangible book value as of March 31, 2015 was approximately negative US$58.7 million or negative US$2.09 per ordinary share as of that date and negative US$6.27 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities and convertible redeemable preferred shares. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible redeemable preferred shares. Pro forma as adjusted net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all our issued and outstanding convertible redeemable preferred shares and the issuance of ordinary shares in the form of ADS by us in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after March 31, 2015, other than to give effect to (1) the conversion of all our convertible redeemable preferred shares into 84,640,163 Class A ordinary shares, which will occur automatically upon completion of this offering and (2) our sale of 11,000,000 ADSs offered in this offering at the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value as of March 31, 2015 would have been US$203.7 million, or US$1.40 per ordinary share and US$4.20 per ADS. This represents an immediate increase in net tangible book value of US$0.74 per ordinary share and US$2.22 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.93 per ordinary share and US$8.80 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

The dilution table on page 59 has been amended to read as follows:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	4.33	US$	13.00
Net tangible book value as of March 31, 2015	US$	(2.09)	US$	(6.27)
Pro forma net tangible book value as of March 31, 2015 after giving effect to the automatic conversion of all of our outstanding convertible redeemable preferred shares	US$	0.66	US$	1.98
Increase in pro forma as adjusted net tangible book value attributable to this offering	US$	0.74	US$	2.22
Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our outstanding convertible redeemable preferred shares and this offering	US$	1.40	US$	4.20
Amount of dilution in pro forma as adjusted net tangible book value to new investors in the offering	US$	2.93	US$	8.80

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2015—Net Revenues

The paragraph under “Net Revenues” on page 89 has been amended to read as follows to provide more detailed analysis:

Net Revenues

Our total net revenues increased by 77.7% from RMB268.5 million in the three months ended March 31, 2014 to RMB477.2 million (US$76.9 million) in the three months ended March 31, 2015. Net revenue generated from product sales increased by 78.8% while net revenues from services grew by 74.7%. Our net revenues generated from product sales increased because of a significant increase in our overall sales volume as we and our brand partners, particularly those in the electronics category, engaged in more marketing and promotional activities. For products of certain brand partners, especially those in the appliances category, we believe sales volume also increased because we were able to price our products more competitively as a result of better procurement terms with our suppliers. The increase in our net revenues generated from services was driven by the increase in variable service fees based on GMV and other variable factors and fixed service fees. Variable service fees based on GMV increased because of the increase in GMV of our brand partners. Variable service fees based on other variable factors, such as the number of orders, increased because of the overall increase in our sales volume. Fixed service fees generated from our brand partners also increased as the overall number of our brand partners increased, including those which we charge fixed fees for services provided.

A new paragraph has been added before “Loss from Equity in Affiliates” on page 90 as follows:

Income tax

We had income tax expense of RMB0.3 million (US$49,685) in the three months ended March 31, 2014 and income tax benefit of RMB1.0 million (US$0.2 million) in the three months ended March 31, 2015. The recognition of income tax benefit in the three months ended March 31, 2015 was primarily due to the reversal of valuation allowance for deferred tax assets and recognition of deferred tax assets relating to current year temporary differences. We considered positive and negative evidences when determining whether some portion or all of our deferred tax assets will be realized for 2015. We expect some of our PRC subsidiaries to be able to utilize net operating loss carry forward and recognize temporary differences in 2015 and recorded an income tax benefit for the three months ended March 31, 2015 in accordance with ASC 740-270. We believe we will be able to continue to generate taxable income to utilize our net operating loss carry forward and recognize deferred tax assets. Therefore, we have and expect to record income tax benefits in 2015.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013—Net Revenues

The paragraph under “Net Revenues” on page 92 has been amended to read as follows to provide more detailed analysis:

Net Revenues

Our total net revenues increased by 59.4% from RMB954.5 million in 2012 to RMB1,521.8 million in 2013, with increases in net revenues from both product sales and services. Net revenue generated from product sales grew by 55.6% while net revenues from services grew by 83.0%. The increase in our net revenues generated from product sales was primarily due to the significant growth in the sales volume of all categories of products in the online stores, which was driven by (i) the increased numbers of our brand partners and stores and (ii) the increased sales volume of all categories of products in existing stores resulting from the continued growth of the number of customers who use e-commerce platform in the retail industry. The increase in our net revenues generated from services was driven by the increase in variable service fees based on GMV and other variable factors and fixed service fees. Variable service fees based on GMV increased because of the increase in GMV of our brand partners. Variable service fees based on other variable factors, such as the number of orders, increased because of the overall increase in our sales volume. Fixed service fees generated from our brand partners also increased as the overall number of our brand partners increased, including those which we charge fixed fees for services provided.

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows and Working Capital”

The second paragraph on page 96 has been amended to read as follows:

Our accounts receivables mainly represent amounts due from customers and are recorded net of allowance for doubtful accounts. We generally grant a credit period of no more than two weeks to the customers of our products. We normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2012, 2013, 2014 and March 31, 2015, our accounts receivables amounted to RMB57.4 million, RMB106.5 million, RMB229.5 million (US$37.0 million) and RMB271.3 million (US$43.8 million), respectively. The increase in accounts receivables over these periods was due to the increase in our product sales and service volumes. Our accounts receivables turnover days were 17 days in 2012, 20 days in 2013, 39 days in 2014 and 47 days in the three months ended March 31, 2015. The increase in the turnover days from 2012 to 2014 was due to the increase in revenues generated from services which have a longer credit period than product sales. The increase in the turnover days in the three months ended March 31, 2015 was due to the increase in the amount of accounts receivable as of March 31, 2015, which was caused by an extension we gave to one of our brand partners on the payment of their outstanding accounts receivable at March 31, 2015. We expect that all of the accounts receivable in the amount of approximately RMB78.5 million (US$12.7 million) from this brand partner at March 31, 2015 will be settled by the end of June 30, 2015. Accounts receivables turnover days for a given period are equal to the average accounts receivables balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

“Description of Share Capital”

In the second paragraph on page 149, the number of shares issued and outstanding has been updated to 28,185,149.

“Description of American Depositary Shares—Voting Rights—How do I vote?”

The fifth sentence in the first paragraph under “Voting Rights—How do I vote?” on page 163 has been amended to read as follows:

The Depositary will only exercise or attempt to exercise your voting rights, if any, according to your instructions, including instructions to give a discretionary proxy to a person designated by us.

“Notes to Unaudited Condensed Consolidated Financial Statements for three months ended March 31, 2014 and 2015—2. Summary of Significant Principal Accounting Policies—(i) Pro forma information”

Note (2)(i) on page F-59 has been amended to read as follows:

(i) Pro forma information

The pro forma balance sheet information as of March 31, 2015 assumes (i) the redesignation of 28,058,820 ordinary shares into 14,758,082 Class A ordinary shares and 13,300,738 Class B ordinary shares, which are convertible into an equal number of Class A ordinary shares at any time at the election of the holders of the Class B ordinary shares, upon completion of a qualified initial public offering; and (ii) the conversion of the outstanding Series A, Series B, Series C1, Series C2 and Series D convertible redeemable preferred shares into Class A ordinary shares using a conversion ratio of one for one upon completion of a qualified initial public offering.

Pro forma earnings per share is not presented because the effect of the conversion of the outstanding Series A, Series B, Series C1, Series C2 and Series D convertible redeemable preferred shares using a conversion ratio of one for one would not result in any dilution in net losses per share applicable to ordinary shareholders.